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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                          Excelsior Income Shares, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    300723103
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management Inc., d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 12, 1998
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box.
                                       [x]

                                 (Page 1 of 4 )

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                                  SCHEDULE 13D

CUSIP No. 300723103                                            Page 2 of 4 Pages

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KARPUS MANAGEMENT, INC. d/b/a/ Karpus Investment Management I.D. # 16-1290558
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS*


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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                         [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

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                     7       SOLE VOTING POWER

                             121,277 Shares
  NUMBER OF SHARES  -----------------------------------------------------------
        BENE-        8       SHARED VOTING POWER
      FICIALLY
    OWNED BY EACH
      REPORTING     -----------------------------------------------------------
       PERSON        9       SOLE DISPOSITIVE POWER
        WITH
                             121,277 Shares
                   -----------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER


                    -----------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  121,277 Shares
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.54%
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14       TYPE OF REPORTING PERSON*

                  IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                                                          2 OF 7

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ITEM 1 Security and Issuer

       Common Stock
       Excelsior Income Shares, Inc. ("EIS")
       73 Tremont Street
       Boston, Massachusetts  02108-3913

ITEM 2 Identity and Background

       a) Karpus Management, Inc. d/b/a/ Karpus Investment Management
          ("KIM")
          George W. Karpus, President, Director, and controlling stockholder JoAnn Van DeGriff, Vice President and Director
          Sophie Karpus, Director
       b) 14 Tobey Village Office Park
          Pittsford, New York   14534
       c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management ( i.e. fixed income investments ).
       d) None of George W. Karpus, JoAnn Van DeGriff or Sophie
          Karpus ( the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
       e) Each of the Principals is a United States Citizen.
          KIM is a New York corporation.

ITEM 3 Source and Amount of Funds or Other Considerations

       KIM, an independent investment advisor, has accumulated 121,277 shares of EIS on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney which represents 5.54% of the outstanding shares. All funds that have been utilized in making such purchases are from such accounts.

ITEM 4 Purpose of Transaction

       KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of EIS (being a conservative investment grade fund) fit the investment guidelines for various Accounts.

ITEM 5 Interest in Securities of the Issuer

       a) As of the date of this Report, KIM owns 121,277 shares which represent 5.54% of the outstanding Shares. Karpus Investment Management Profit Sharing Plan purchased 100 shares at $16.125 on June 29, 1995 and 400 shares at $16.125 on June 30, 1995. None of the Principals presently own shares.
       b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.
       c) Open market purchases or sales in the last 60 days for the Accounts.

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       There have been no dispositions and no acquisitions, other than by such open market purchases during such time period.

                           Price Per
      Date       Shares       Share

     7/13/98     -1,300      16.625
     7/14/98       -600      16.625
     8/28/98      1,100     16.6875
     8/31/98      2,100     16.6875
      9/1/98      3,450     16.6875
     9/29/98       -500     16.8125
     9/30/98      1,650       17.00

       The Accounts have the right to receive all dividends from, and any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

       Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the EIS Securities.

ITEM 7 Materials to be Filed as Exhibits Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Karpus Management, Inc.

October 12, 1998                            By: /s/ George W. Karpus, President
------------------                             --------------------------------
         Date                                           Signature

                                            George W. Karpus, President
                                            -----------------------------------
                                                        Name / Title